Exhibit 99.1

Claude Resources Drills 26.77 g/t Gold Over 8.7 m and Initiates Long-Hole Production at Santoy Gap

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

SASKATOON, SK, Sept. 10, 2014 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") continues to achieve excellent results from the underground drill program at the Santoy Gap including an intersection of 26.77 grams of gold per tonne over 8.7 metres true width. In addition, long-hole production at the Santoy Gap deposit has been initiated ahead of schedule and is expected to have a positive impact on future production.

2014 Santoy Gap Underground Drill Program

The underground drilling program is designed to define and expand the current Mineral Reserves and Mineral Resources at the Santoy Gap. Results show high grade and excellent widths that are hosted within three distinct vein systems, namely the Santoy Gap 9A, 9B and 9C.

Select highlight holes that have intercepted multiple vein systems are presented in Table 1.  Table 2, which is located at the end of the news release, provides further highlights and information specific to each intercept. All results are reported as cut grade and true width.

Table 1: Highlight Holes Intercepting Multiple Vein Systems Within the Santoy Gap Deposit.

HOLE #	VEIN SYSTEM
	9A		9B		9C
	GRADE g/t (cut)	TRUE WIDTH (m)	GRADE g/t (cut)	TRUE WIDTH (m)	GRADE g/t (cut)	TRUE WIDTH (m)
SUG-14-027	33.56	4.57	7.71	2.52	4.28	10.21
SUG-14-028	15.35	7.51	4.84	3.42	6.71	7.13
SUG-14-029	50.00	1.88	10.91	10.47	15.17	4.80
SUG-14-034	13.29	2.58	22.54	9.62	4.93	1.72
SUG-14-038	9.87	8.22	20.20	0.87	28.36	2.02
SUG-14-044	8.03	3.39	-	-	11.33	7.63
SUG-14-048	6.06	6.34	6.23	4.69	26.77	8.70

"These results and the fact that we are now in production demonstrate why we anticipate the Santoy Gap deposit will have a positive impact on our production profile," stated Mike Sylvestre, Interim President and CEO. "The significance of these results is that all three structures hosted within the Santoy Gap continue to demonstrate economic grades and widths. The Santoy Gap deposit contains more gold ounces per vertical metre than other ore bodies in the camp and, based on that, we have the opportunity to improve productivity and margins."

Santoy Gap Development Update

The Santoy Gap development is currently ahead of schedule with long-hole production now underway. Long-hole production was originally expected to begin in the fourth quarter of 2014. From May through July, the Santoy Gap produced approximately 13,000 tonnes at 7.1 grams of gold per tonne. Thus far, the average grade has been 8% higher than the Santoy Gap Mineral Reserve grade of 6.4 grams of gold per tonne. Year to date, the Santoy Gap has had a positive impact on production from the Santoy Mine Complex with overall grades improving to 5.65 grams of gold per tonne in the second quarter versus the 3.66 grams of gold per tonne during the first quarter of this year.

Production ramp up at the Santoy Gap is well ahead of schedule and will become the main contributor of tonnes and ounces mined from the Santoy Mine Complex for the remainder of 2014. Production tonnage from Santoy Gap is expected to average 300 to 400 tonnes per day during the fourth quarter, which is well above the budgeted throughput of 200 tonnes per day. The increase in tonnage and grade from Santoy Gap is expected to drive unit cost improvements going forward.

During the third quarter, the Company engaged an engineering firm to update sections of the Santoy Gap mine plan, focusing on mine design, ventilation and future power requirements. Once completed, the Company will move forward with development to achieve a full production rate of 500 to 700 tonnes per day. Capital expenditures required to achieve the future production ramp up are expected to be minimal and the Company expects to fund its organic growth through internal cash flows.

To view longitudinal sections and plan maps of the Santoy Mine Complex please visit the Company's website at www.clauderesources.com.

Table 2: Highlights of Santoy Gap Year to Date 2014 Underground Drilling Results.

HOLE #	ZONE INTERSECTION			GRADE g/t (uncut)	GRADE g/t (cut)	TRUE WIDTH (m)
	NAME (Target)	FROM	TO
SUG-14-001	9C	118.50	127.50	4.84	4.84	7.60
SUG-14-001	9B	129.00	132.50	20.74	15.82	2.96
SUG-14-001	9A	138.60	140.50	28.82	23.86	1.61
SUG-14-002	9A	155.40	165.00	9.37	9.37	6.96
SUG-14-003	9C	144.00	149.60	4.51	4.51	3.78
SUG-14-003	9A	171.00	177.00	19.31	19.31	3.99
SUG-14-004	9C	158.10	163.80	7.41	7.41	3.49
SUG-14-004	9B	173.50	181.40	15.55	15.55	4.97
SUG-14-007	9C	136.80	139.40	21.05	21.05	1.91
SUG-14-007	9A	165.00	173.90	5.99	5.42	6.72
SUG-14-008	9A	171.70	174.40	36.23	22.39	1.95
SUG-14-009	9C	133.80	137.10	9.03	9.03	2.48
SUG-14-010	9A	153.00	157.00	5.77	5.77	3.11
SUG-14-016	9C	153.50	157.50	10.16	10.16	2.66
SUG-14-017	9C	131.80	140.20	5.24	5.24	6.19
SUG-14-019	9B	166.50	169.50	17.93	17.93	1.92
SUG-14-020	9A	144.00	151.50	3.51	3.51	6.14
SUG-14-022	9C	120.00	121.50	21.19	21.19	1.23
SUG-14-025	9C	113.10	114.30	67.03	50.00	1.05
SUG-14-026	9C	139.00	147.20	11.95	11.95	5.73
SUG-14-026	9A	156.00	160.50	25.01	25.01	3.16
SUG-14-027	9C	129.10	142.50	4.28	4.28	10.21
SUG-14-027	9B	147.00	150.30	7.71	7.71	2.52
SUG-14-027	9A	157.50	163.50	45.49	33.56	4.57
SUG-14-028	9C	127.30	136.50	6.71	6.71	7.13
SUG-14-028	9B	144.90	149.30	4.84	4.84	3.42
SUG-14-028	9A	151.50	161.20	16.44	15.35	7.51
SUG-14-029	9C	119.50	125.40	27.51	15.17	4.80
SUG-14-029	9B	127.30	140.00	14.75	10.91	10.47
SUG-14-029	9A	145.50	147.80	91.58	50.00	1.88
SUG-14-030	9C	114.40	117.50	5.55	5.55	2.66
SUG-14-031	9B	117.00	123.00	16.31	13.63	5.42
SUG-14-031	9A	128.70	133.50	11.95	11.95	4.33
SUG-14-032	9A	131.90	135.50	5.66	5.66	3.26
SUG-14-033	9C	148.40	152.90	6.86	6.86	2.93
SUG-14-033	9B	160.00	163.30	10.58	10.58	2.18
SUG-14-034	9B	118.30	129.50	36.96	22.54	9.62
SUG-14-034	9A	130.60	133.60	13.29	13.29	2.58
SUG-14-035	9C	116.70	120.20	16.57	16.57	3.07
SUG-14-036	9C	133.20	138.50	11.13	11.13	3.96
SUG-14-037	9B	132.00	136.00	6.89	6.89	3.20
SUG-14-038	9C	112.40	114.70	28.36	28.36	2.02
SUG-14-038	9B	120.00	121.00	20.20	20.20	0.87
SUG-14-038	9A	132.40	141.80	14.97	9.87	8.22
SUG-14-039	9C	120.00	122.00	9.29	9.29	1.64
SUG-14-039	9A	146.80	149.50	9.84	9.84	2.20
SUG-14-041	9C	143.20	148.10	10.57	10.57	3.51
SUG-14-041	9B	151.40	155.40	5.59	5.59	3.05
SUG-14-042	9C	133.90	139.20	53.11	11.89	3.94
SUG-14-044	9C	128.80	139.10	11.33	11.33	7.63
SUG-14-044	9A	156.20	160.80	19.18	8.03	3.39
SUG-14-045	9C	141.30	152.10	8.91	8.91	7.57
SUG-14-045	9B	153.00	156.00	11.58	11.58	2.08
SUG-14-047	9C	159.30	172.50	11.06	11.06	7.36
SUG-14-048	9C	154.00	168.30	30.16	26.77	8.70
SUG-14-048	9B	171.30	179.20	7.04	6.23	4.69
SUG-14-048	9A	185.40	196.20	6.06	6.06	6.34
SUG-14-049	9C	160.80	165.00	13.50	13.50	2.60
SUG-14-049	9B	174.40	178.70	12.49	12.49	2.66
SUG-14-049	9A	193.50	199.00	4.93	4.93	3.36
SUG-14-056	9C	150.40	168.00	7.35	7.35	10.88
SUG-14-308	9A	131.20	139.50	37.04	14.71	4.86
SUG-14-310	9A	107.50	109.00	19.38	19.38	1.00
SUG-14-314	9A	74.20	77.80	5.37	5.37	3.46
SUG-14-316	9A	162.60	169.60	5.76	5.76	3.28
SUG-14-318	9A	137.10	144.80	6.47	6.47	4.39
SUG-14-328	9A	70.20	73.80	12.19	12.19	3.59
SUG-14-329	9A	74.60	78.00	6.38	6.38	3.23
SUG-14-334	9A	159.90	161.30	166.87	50.00	0.73
SUG-14-337	9A	72.20	73.50	48.30	48.30	1.27

Note: Composites are calculated at a 3.5 g/t cut-off and a 50.0 g/t top-cut and may include internal dilution.

Qualified Persons

Brian Skanderbeg, P.Geo. and M.Sc., Senior Vice-president and Chief Operating Officer, is the Qualified Person who has reviewed and approved the contents of this news release. Samples were assayed by Claude's onsite non-accredited assay lab at the Seabee Gold Operation. Duplicate check assays were conducted on site as well as at TSL Laboratories in Saskatoon. Results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria.  200 gram samples were pulverized until greater than 80 percent passes through 150 mesh screen. 30 gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit).

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information: Mike Sylvestre, Chairman, Interim President & CEO, Phone: (306) 668-7505 or Marc Lepage, Manager, Investor Relations, Phone: (306) 668-7505, Email: ir@clauderesources.com, Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 09:00e 10-SEP-14